Exhibit 99.1

Bitdeer Announces April 2024 Operations Updates

SINGAPORE, May 07, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for April 2024.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “The month of April marked a period of stable operations for our company as we made steady progress towards our long-term development goals. We mined 265 Bitcoins in total during April, representing an increase of 13.7% from the same period last year and a decline of 9.9% from March 2024. This month-over-month decline was related to the impact of the latest Bitcoin halving event, which occurred on April 19, 2024. Our Gedu datacenter maintained stable operations throughout the month of April, thanks in large part to our power pricing agreement for the site, which has allowed us to operate the site with lower costs and without the need to curtail datacenter activity.”

“In terms of infrastructure, the ground leveling work at our Jigmeling datacenter site in Bhutan is progressing as planned. At present, around 70% of the ground leveling work for substation construction has been completed. We have also confirmed with our suppliers the purchase plan for the electrical equipment required for the substation, which is expected to happen in June 2024. In the meantime, we are continuing to promote the development of our AI cloud service and ASIC mining machine projects, which are currently proceeding smoothly.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	April 2024	March 2024	April 2023
Total hash rate under management[1] (EH/s)	22.3	22.5	18.3
- Proprietary hash rate[2]	8.4	8.4	5.6
• Self-mining	6.7	6.7	4.0
• Cloud Hash Rate	1.7	1.7	1.6
- Hosting	13.9	14.1	12.7
Mining machines under management	224,000	226,000	196,000
- Self-owned[3]	86,000	86,000	66,000
- Hosted	138,000	140,000	130,000
Aggregate electrical capacity[4] (MW)	895	895	795
Bitcoin mined (self-mining only)[5]	265	294	233

1 Total hash rate under management as of April 30, 2024 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of April 30, 2024 was 8.4 EH/s, equivalent to proprietary hash rate as of March 31, 2024.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of April 30, 2024.

5 Bitcoin mined in April 2024 increased by 13.7% compared to April 2023. Bitcoin mined in April 2024 declined by 9.9% compared to March 2024, primarily as a result of the impacts of the Bitcoin “halving” event that occurred in April 2024. Currently, the Company promptly converts the cryptocurrencies it obtains into fiat currency.

Infrastructure Update

The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in mid-2025.

The Company has continued to make progress in the construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”). The land and power resources required for the Ohio Datacenter were secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

The Company has made progress in the construction of a 500MW datacenter in Jigmeling, Bhutan (the “Jigmeling Datacenter”), which began construction in March 2024. Around 70% of the ground leveling work for the project substation area has been completed to date, and is expected to be fully completed by the end of May 2024. Ground leveling work for the mining datacenter area had commenced as of the beginning of May 2024. The Company has also confirmed its plan to procure the substation’s electrical equipment with a supplier, and expects that such equipment will be purchased by June 2024. The Jigmeling Datacenter is expected to be completed in mid-2025.

Manufacturing Update
The Company’s mining machines project is progressing as planned. As of now, all laboratory testing and preparations for batch production have been completed. The Company will conduct small batch trial production in May and June 2024. The mining machines produced during the trial production will be delivered to the Company’s own mining datacenters for stability testing.

Conference Schedule
The Company will be attending B. Riley Securities 24th Annual Institutional Investor Conference in Beverly Hills, California from May 22-23, 2024.

The Company will be attending Consensus 2024 in Austin, Texas from May 29-June 1, 2024.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056